                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                    Gemstar -- TV Guide International, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  36866W 10 6
        _______________________________________________________________
                                (CUSIP Number)


                            Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel
                           Liberty Media Corporation
                           9197 South Peoria Street
                           Englewood, Colorado 80112
                                (720) 875-5400
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 July 12, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 22 Pages

                                 SCHEDULE 13D
CUSIP NO. 36866W 10 6
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Liberty Media Corporation
      84-1288730
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          87,465,738 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             See Item 5(b) and Item 6.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          87,465,738 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          See Item 5(b) and Item 6.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      87,465,738
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 21.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

                              Page 2 of 22 Pages

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of

                           LIBERTY MEDIA CORPORATION

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                     GEMSTAR - TV GUIDE INTERNATIONAL, INC.


Item 1.    Security and Issuer.

     The class of securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Gemstar - TV Guide International, Inc., a Delaware corporation (the "Issuer" or "Gemstar"). The Issuer's principal executive offices are located at 135 North Los Robles Avenue, Suite 800, Pasadena, California 91101.

Item 2.    Identity and Background.

     The Statement is being filed by Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. Liberty TVGIA, Inc., a Delaware corporation ("LTVGIA") and a wholly-owned subsidiary of Liberty, and Liberty UVSG, Inc., a Colorado corporation ("LUVSG") and a wholly-owned subsidiary of Liberty, are the registered holders of the shares of Common Stock beneficially owned by Liberty (the "Shares").

     Prior to March 9, 1999, Liberty was controlled by Tele-Communications, Inc., a Delaware corporation ("TCI"). As a result of the consummation on March 9, 1999 of the merger (the "AT&T Merger") of a wholly owned subsidiary of AT&T Corp., a New York corporation ("AT&T"), with and into TCI: (i) TCI became a wholly owned subsidiary of AT&T; (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined; and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group." Following the AT&T Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the AT&T Merger, except for certain assets that were transferred to TCI's "TCI Group" in connection with the AT&T Merger, the "AT&T Wireless Group" consists of the assets of the wireless operations of AT&T, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's

                              Page 3 of 22 Pages
principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

     On March 10, 2000, in connection with certain restructuring transactions, TCI was converted into a Delaware limited liability company, of which AT&T is the sole member, and renamed AT&T Broadband, LLC ("AT&T Broadband"). AT&T Broadband's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. AT&T Broadband is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

     The Board of Directors and management of the Reporting Person manage the business and affairs of the Reporting Person, including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although Liberty is a wholly owned subsidiary of AT&T, a majority of Liberty's Board of Directors consists of individuals designated by TCI prior to the AT&T Merger. If these individuals or their designated successors cease to constitute a majority of Liberty's Board of Directors, Liberty will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of Liberty prior to such transfer of assets.

     As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation Law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Act.

     The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures.

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of Liberty) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person)

                              Page 4 of 22 Pages
has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 2 attached to this Statement contains the following information, which has been provided to the Reporting Person by AT&T, concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment, and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The foregoing summary of the terms of the AT&T Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(a) to this Statement, and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(b) to this Statement.

Item 3.    Source and Amount of Funds or Other Consideration.

     Pursuant to an Agreement and Plan of Merger, dated as of October 4, 1999 and as amended, by and among TV Guide, Inc., a Delaware corporation ("TVG"), the Issuer and G Acquisition Subsidiary Corp., a wholly owned subsidiary of the Issuer ("Sub"), on July 12, 2000, Sub merged (the "Merger") with and into TVG with TVG being the surviving corporation. As a result of the Merger, TVG
(which prior to the Merger had been a public company) became a wholly owned subsidiary of the Issuer. The Issuer then changed its name to "Gemstar - TV Guide International, Inc." Pursuant to the Merger each issued and outstanding share of TVG's Class A and Class B common stock was converted into 0.6573 of a share of Common Stock. Prior to the Merger, the Reporting Person beneficially owned 25,500,000 shares of TVG's Class B common stock through LTVGIA and 58,075,040 shares of TVG's Class A common stock and 49,493,176 shares of TVG's Class B common stock through LUVSG. Pursuant to the Merger, the Reporting Person became the beneficial owner of 87,465,738 shares of Common Stock, 16,761,150 shares of which are owned of record by LTVGIA and 70,704,588 shares of which are owned of record by LUVSG.

                              Page 5 of 22 Pages

Item 4.    Purpose of Transaction.

     See Item 3 and Item 6 which are incorporated by reference herein.

     Subject to the foregoing, the Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases and private agreements, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                              Page 6 of 22 Pages

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to any of those enumerated in this paragraph.

Item 5.    Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 87,465,738 shares of Common Stock. The Reporting Person presently beneficially owns, through its control of LTVGIA, 16,761,150 shares of Common Stock, and the Reporting Person presently beneficially owns, through its control of LUVSG, 70,704,588 shares of Common Stock. Assuming 410,609,553 shares of Common Stock are outstanding as of the date hereof, which outstanding share number is calculated based on the number of shares of Common Stock outstanding as of July 19, 2000 as reported by the Issuer and TVG to the Reporting Person, the Shares beneficially owned by the Reporting Person represent approximately 21.3% of the issued and outstanding shares of Common Stock.

     Except as described on Schedule 3, which is incorporated herein, to the knowledge of the Reporting Person, none of the Schedule 1 Persons and none of the Schedule 2 Persons beneficially owns any shares of Common Stock.

     (b) Except as described in Item 6 below, the Reporting Person has the power to direct the voting of the Shares and to direct the disposition of the Shares. LTVGIA and LUVSG, as the record owners of the Shares, may be deemed to share the power to vote or direct the voting of the Shares, and the power to dispose or direct the disposition of the Shares, with the Reporting Person.

     (c) No transactions have been effected by the Reporting Person during the past 60 days.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The arrangements described below exist with respect to the Common Stock.

BYLAWS OF THE ISSUER

     Pursuant to the bylaws of the Issuer (the "Bylaws"), the Issuer's Board of Directors (the "Board") consists of 12 directors, six of which are TVG Directors (as such term is defined in the Bylaws). Two of the TVG Directors are TVG Independent Directors (as such term is defined in the Bylaws). Prior to the Merger, TVG designated the six TVG Directors. The other six directors on the Board were designated by the Board prior to the Merger. Pursuant to the Bylaws (and as described in greater detail below):

                              Page 7 of 22 Pages

     (1) two of the four members of the Board's Executive Committee are TVG Directors;

     (2) two of the five members of the Board's Compensation Committee are Independent Directors (as such term is defined in the Bylaws) selected by the TVG Director Committee (as such term is defined in the Bylaws);

     (3) two of the three members of the Board's Special Committee are TVG Directors;

     (4) two of the four members of the Board's Audit Committee are TVG
Directors;

     (5) there shall be a TVG Director Committee of the Board comprised of all of the TVG Directors who are not the TVG Independent Directors.

     Pursuant to the Stockholders' Agreement (defined below), the Reporting Person will be able to appoint three of the TVG Directors and has appointed three of the existing TVG Directors. The three TVG Directors appointed by the Reporting Person are: (a) Peter C. Boylan III, a co-President and co-Chief Operating Officer of the Issuer, who serves as a TVG Director on the Executive Committee, the Special Committee and the TVG Director Committee, (b) Robert R. Bennett, the chief executive officer and a director of the Reporting Person, who serves as a TVG Director on the Compensation Committee and the TVG Director Committee and (c) J. David Wargo, who is a TVG Independent Director and serves on the Audit Committee.

     Vacancies. Vacancies on the Board will be filled by the majority vote of
     ---------
the directors present and voting at a meeting of the Board duly called and held at which a quorum is present or by unanimous written consent of the directors. However, expiring directorships or vacancies on the Board will be filled by the GS Director Committee (as such term is defined in the Bylaws), in the case of the directors designated by the Board prior to the Merger and their successors, and by the TVG Director Committee, in the case of the TVG Directors and their successors, until the fifth anniversary of the completion of the Merger.

     Chairman. Until the earlier of the fifth anniversary of the completion of
     --------
the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar, Mr. Yuen will be Chairman of the Board so long as he is a director. Thereafter, until the third annual Board meeting following (1) the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Merger, the Chairman of the Board will be elected by a majority vote or unanimous written consent of TVG Directors or their successors.

     Tie Votes. Except for the matters delegated to the Compensation Committee,
     ---------
the Audit Committee or the Special Committee of the Board, matters identified in the Bylaws as "fundamental decisions" and matters that require approval by supermajority vote of stockholders, if a matter is brought before the Board and if there is a tie vote with respect to such matter, then the exclusive power to approve or disapprove that matter will generally be exercised by the Tie-breaking Committee of the Board (of which Mr. Yuen will be the sole member) until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief

                              Page 8 of 22 Pages

Executive Officer of Gemstar. Thereafter, until the third annual Board meeting following (1) the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Merger, the TVG Director Committee will generally have the ability to resolve tie votes.

     Notwithstanding the foregoing, no committee of directors will have the power to resolve a tie vote of the Board until the fifth anniversary of the completion of the Merger if Mr. Yuen ceases to be Chief Executive Officer of Gemstar because of his death or disability.

     Committees. The Board has the following committees:
     ----------

     (1) The Executive Committee:  The Executive Committee consists of four
         -----------------------
directors and acts by majority vote of the quorum which is present or by unanimous written consent. The members of the Executive Committee include each of the following who are directors: the Chief Executive Officer; the Chief Financial Officer (but if the Chief Financial Officer is not a director selected by the Board prior to the Merger or a successor to such director, then, until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar, a director designated by the GS Director Committee or a successor to such director will be a member of the Executive Committee instead of the Chief Financial Officer); and two TVG Directors. The Executive Committee will have, to the extent permitted by law, and until the third annual Board meeting following (1) the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Merger, all powers of the Board with respect to matters related to the operations of Gemstar and its subsidiaries between Board meetings, except: as otherwise determined by the Board; with respect to any matter that is delegated to a different committee of directors; with respect to matters itemized in the Bylaws as "fundamental decisions" or that require approval by supermajority vote of stockholders; or with respect to
(1) any acquisition by Gemstar or any person controlled by Gemstar of any business or assets if the amount involved exceeds $25 million, (2) any sale, lease, exchange or other disposition, pledge or encumbrance of assets or of all or a part of any business of Gemstar or any person controlled by Gemstar if the amount involved exceeds $25 million, and (3) the incurrence by Gemstar or any person controlled by Gemstar of indebtedness in excess of $50 million in any fiscal year. If a matter is brought before the Executive Committee and if there is a tie vote with respect to such matter, then the exclusive power to approve or disapprove that matter will generally be exercised by the Tie-breaking Committee (of which Mr. Yuen will be the sole member) until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar. Thereafter, until the third annual Board meeting following (1) the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Merger, the TVG Director Committee will generally have the ability to resolve tie votes. Notwithstanding the foregoing, no committee of directors will have the power to resolve a tie vote of the Executive Committee until the fifth anniversary of the completion of the Merger if Mr. Yuen ceases to be Chief Executive Officer of Gemstar because of his death or disability. Only the Chief Executive Officer of Gemstar may call a meeting of the Executive Committee until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar. Thereafter, the Chief Executive Officer or any two members of the Executive Committee may call a meeting.

                              Page 9 of 22 Pages

     (2) The Compensation Committee:  The Compensation Committee consists of
         --------------------------
five directors and acts by majority vote of all its members or by unanimous written consent. The members of the Compensation Committee include two Independent Directors (as defined in the Bylaws) designated by the Board prior to the Merger and their successors, two TVG Directors who are Independent Directors and the Chief Executive Officer of Gemstar (provided he or she is a director). The Chief Executive Officer of Gemstar is the chairman of the Compensation Committee. Except with respect to matters itemized in the Bylaws as "fundamental decisions" or that require approval by supermajority vote of stockholders, the Compensation Committee is empowered to make all decisions with respect to the compensation and other terms of employment of any executive officer of Gemstar or any of its subsidiaries, or any other officer or employee of Gemstar or any of its subsidiaries. Notwithstanding the foregoing, unless otherwise determined by at least seven of the twelve directors, the Compensation Committee's authority to grant stock options or other stock based compensation is limited, on a cumulative basis from the completion of the Merger, to 2% of the outstanding shares of Common Stock on a fully diluted basis immediately after the completion of the Merger. Further, not more than 1% of the outstanding shares of Common Stock on a fully diluted basis immediately after the completion of the Merger may be granted, awarded or issued in the aggregate to officers of Gemstar or any person controlled by Gemstar who directly report to the Chief Executive Officer.

     (3) The Special Committee:  The Special Committee consists of three
         ---------------------
members and acts by majority vote of all its members or by unanimous written consent other than with respect to matters itemized in the Bylaws as "fundamental decisions" or that require approval by supermajority vote of stockholders. The members of the Special Committee include the Chief Executive Officer (provided he or she is a director) and two TVG Directors or their successors. The Special Committee will have authority to determine matters related to the relationship between Gemstar and "service providers" as contemplated by the Bylaws.

     (4) The Audit Committee:  The Audit Committee consists of four members and
         -------------------
will act by majority vote of all its members or by unanimous written consent and has all powers normally accorded to an audit committee other than with respect to matters itemized in the Bylaws as "fundamental decisions" or that require approval by supermajority vote of stockholders. The members of the Audit Committee include the Chief Financial Officer, one GS Independent Director (as such term is defined in the Bylaws) and the two TVG Independent Directors.

     (5) The GS Director Committee:  The GS Director Committee consists of all
         -------------------------
GS Directors other than the GS Independent Directors and acts by majority vote of all its members or by unanimous written consent. The GS Director Committee has the right to: appoint the Chairman of the Board (which will be Mr. Yuen so long as he is a director) until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar; nominate directors to fill expiring directorships held by GS Directors until the fifth anniversary of the completion of the Merger; and fill vacancies with respect to the directorships held by GS Directors until the fifth anniversary of the completion of the Merger. The Board may not dissolve the GS Director Committee or modify its duties or composition without the approval of at least ten of the twelve members of the Board until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to

                              Page 10 of 22 Pages
be Chief Executive Officer of Gemstar. If Mr. Yuen should cease being the Chief Executive Officer before the fifth anniversary of the completion of the Merger as a result of his death or disability, then until the fifth anniversary of the completion of the Merger the Board may dissolve the GS Director Committee or modify its duties or composition with the approval of nine of the twelve members of the Board.

     (6) The TVG Director Committee:  The TVG Director Committee consists of all
         --------------------------
TVG Directors other than the TVG Independent Directors and acts by majority vote of all its members or by unanimous written consent. The TVG Director Committee will have the right to: nominate directors to fill expiring directorships held by TVG Directors until the fifth anniversary of the completion of the Merger; fill vacancies with respect to the directorships held by TVG Directors until the fifth anniversary of the completion of the Merger; and resolve tie votes of the Board and Executive Committee as described above. The Board may not dissolve the TVG Director Committee or modify its duties or composition without the approval of at least ten of the twelve members of the Board until the third annual board of directors' meeting following (1) the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Merger.

     (7) The Tie-breaking Committee:  The Tie-breaking Committee consists of Mr.
         --------------------------
Yuen as Chairman of the Board and will exist until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar. During such time, the Tie-breaking Committee will have the power to resolve tie votes of the Board and the Executive Committee as described above. During such time, the Board may not dissolve the Tie-breaking Committee or modify its duties or composition.

     Quorum. A majority of the total number of Board members will constitute a
     ------
quorum, except that six of the twelve Board members will constitute a quorum at a duly called Board meeting where either all GS Directors or all TVG Directors fail to attend such meeting.

     Voting. Generally, directors present at any meeting at which a quorum is
     ------
present may act by majority vote. However, matters itemized in the Bylaws as "fundamental decisions" will require the approval of at least seven of the twelve Board members and certain other matters require the approval of at least nine of the twelve Board members.

     Executive Officers.  Henry C. Yuen will be Chief Executive Officer of
     ------------------
Gemstar for five years after the completion of the Merger unless he earlier dies or resigns or his employment is terminated for disability as permitted by, or for "cause" within the meaning of, his existing employment agreement. Until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar, Mr. Yuen will be Chairman of the Board so long as he is a director of Gemstar.

     The foregoing discussion of the Bylaws is qualified in its entirety by reference to the complete text of the Bylaws, which is incorporated by reference herein.

STOCKHOLDERS' AGREEMENT AMONG SIGNIFICANT STOCKHOLDERS

                              Page 11 of 22 Pages

     Pursuant to a Stockholders' Agreement, dated as of October 4, 1999 (the "Stockholders' Agreement") which became effective on July 12, 2000, by and among the Reporting Person, The News Corporation Limited ("News Corp."), Henry Yuen (the Chief Executive Officer of the Issuer) and the Issuer, the Reporting Person has entered into the agreements with respect to the Common Stock described below. The description of the Stockholders' Agreement is subject to and qualified in its entirety by reference to the full text of the Stockholders' Agreement which is an exhibit to this Statement and is incorporated by reference herein. The Reporting Person disclaims beneficial ownership of those securities of the Issuer beneficially owned by News Corp. and Mr. Yuen.

     Directors:  Pursuant to the Stockholders' Agreement, Henry C. Yuen and
     ---------
designees of Mr. Yuen, Liberty and News Corp. have agreed (1) to vote for, or to use their best efforts to cause their respective designees on the Board to vote for, Mr. Yuen's election as a director and appointment as Chairman of the Board and Chief Executive Officer until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of the Issuer other than as a result of his termination without cause and (2) to vote for the election to the Board of five other persons (including two independent directors) designated by Mr. Yuen until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of the Issuer other than as a result of his termination without cause, provided that if Mr. Yuen should die or become disabled during such five-year period Liberty and News Corp. have each agreed, for the remainder of the five-year period, to continue to vote for the election to the Board of the directors formerly designated by Mr. Yuen or their successors (including Mr. Yuen's successor) and to vote against their removal except for cause.

     For so long as Liberty and News Corp. are committed to vote for Mr. Yuen and his designees, Mr. Yuen has agreed to vote his shares of Common Stock for the election to the Board of three designees of Liberty (including one independent director) and three designees of News Corp. (including one independent director).

     Each of Liberty's and News Corp.'s right to designate directors generally shall be reduced by one director upon the transfer of 90% or more of its respective shares of Common Stock, but if the transfer of any of such shares is from one to the other then the total number of directors Liberty and News Corp. have the right to designate will not be reduced. Liberty and News Corp. have the right to allocate designees to the Board between one another as they may agree in connection with any transfer of shares among Liberty, News Corp. and their respective controlled related parties.

     Officers:
     --------

     Henry C. Yuen. Liberty and News Corp. will use their respective best
     -------------
efforts to cause their designees to the Board to vote for Mr. Yuen's election as Chairman of the Board and Chief Executive Officer of Gemstar during the five-year period following the completion of the Merger and against any removal or diminution of Mr. Yuen's responsibilities during such period (provided that the Issuer does not have the right to terminate Mr. Yuen's employment for

                              Page 12 of 22 Pages
disability pursuant to his employment agreement or that "cause," within the meaning of his employment agreement, does not exist for termination of such employment).

     Elsie Ma Leung. Liberty and News Corp. will use their respective best
     --------------
efforts to cause their designees to the Board to vote for the election of Elsie Ma Leung, a co-President, co-Chief Operating Officer and the Chief Financial Officer of the Issuer (and any successors to her offices) as co-President, co-Chief Operating Officer, a member of the Office of the Chief Executive and Chief Financial Officer of the Issuer during the five-year period following the completion of the Merger and against any removal or diminution of Ms. Leung's responsibilities during such period (provided that "cause," within the meaning of Mr. Yuen's employment agreement, does not exist for termination of such employment).

     Joachim Kiener and Peter C. Boylan III. Mr. Yuen will vote, and will use
     --------------------------------------
his best efforts to cause his designees to the Board to vote, for the election of Joachim Kiener and Peter C. Boylan III (and the successors to their respective offices) as co-Presidents and co-Chief Operating Officers of the Issuer and as members of the Office of the Chief Executive during the five-year period following the completion of the Merger and against any removal or diminution of their responsibilities during such period (provided that "cause," within the meaning of Mr. Yuen's employment agreement, does not exist for termination of such employment).

     Standstill:  Each of Mr. Yuen, Liberty and News Corp. agree, provided that
     ----------
their respective designees to the Board continue to be elected and appointed directors, that until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar other than as a result of his termination without cause, they will not:

     (1) make a public offer to acquire all or part of the Issuer, except in certain cases where another unaffiliated person has made an offer for a comparable percentage of the Issuer (for purposes of this provision, AT&T Corp. and its affiliates generally are not deemed to be affiliates of Liberty);

     (2) solicit proxies for the election of directors or make any stockholder proposal, except in certain cases;

     (3) act in concert with other stockholders or become a group within the meaning of applicable rules of the Securities and Exchange Commission, other than with each other and parties controlled by each other and except in connection with making a permitted competing offer for the Issuer;

     (4) transfer shares of Common Stock to any person who would, to the knowledge of such party, be an "Acquiring Person" within the meaning of the Issuer's rights agreement (i.e., a person whose ownership of Common Stock is such as to cause the share purchase rights issued under the rights agreement to become exercisable); or

     (5) seek to challenge the legality of the foregoing provisions of the Stockholders' Agreement.

                              Page 13 of 22 Pages

          Registration Rights:  At any time after the date which is six months
          -------------------
after July 12, 2000 and before the tenth anniversary of July 12, 2000, either Liberty or News Corp. (or transferees of their Common Stock) may request that the Issuer effect a registration of all or part of their shares of Common Stock. The Issuer will not be required to effect a demand registration unless the aggregate number of shares of Common Stock demanded to be registered is at least 1% of the number of shares of Common Stock then outstanding, in which case the Issuer must use all commercially reasonable efforts to cause a registration statement to become effective for the sale of such shares.

          Notwithstanding the foregoing, the Issuer will not be required to effect any demand registration after such time as Liberty or News Corp. (or transferees of their Common Stock), as the case may be, is able to sell all of its respective Common Stock without restriction. In addition, once a demand registration has been effected, the Issuer is not obligated to register shares pursuant to a demand registration before the expiration of twelve months from the date on which the previous demand registration statement was declared effective. The Issuer may postpone for up to 90 days the filing of a registration statement if it reasonably believes that such a registration statement would have a material adverse effect on its ability to engage in any financing, acquisition of assets or any merger, consolidation, tender offer or other significant transaction. However, the Issuer is not permitted to so postpone a demand registration more than once in any period of twelve consecutive months.

          Under the Stockholders' Agreement, the Issuer has agreed to pay all expenses, other than underwriting discounts and commissions and any transfer taxes, connected with the registration or qualification of the shares subject to the first two demand registrations and the Issuer's legal and accounting expenses for subsequent registrations.

          Under the Stockholders' Agreement, demand registrations may be effected by means of an underwritten offering or, in certain cases, pursuant to a delayed or continuous offering under applicable rules of the Securities and Exchange Commission.

          Under the Stockholders' Agreement, the Issuer has agreed to indemnify the parties requesting a demand registration against certain liabilities that may arise in connection with any offer and sale of Common Stock, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that such parties may be required to make in respect of any such offer and sale. The Stockholders' Agreement also provides that parties requesting a demand registration will indemnify the Issuer, its directors and officers and each person which controls the Issuer against certain liabilities, including liabilities under the Securities Act of 1933, as amended, for certain actions arising from the offer and sale of shares of Common Stock under the demand registration.

          Rights of First Refusal:  Under the Stockholders' Agreement, Mr. Yuen
          -----------------------
may not transfer shares of Common Stock which he owns, except for limited transfers as specified in the Stockholders' Agreement, unless he first offers such shares to each of Liberty and News Corp. Any purchases of Common Stock from Mr. Yuen by Liberty or News Corp. will not cause a triggering event under the Issuer's rights agreement.

                              Page 14 of 22 Pages

          The foregoing discussion of the Stockholders' Agreement is qualified in its entirety by reference to the complete text of the Stockholders' Agreement, which is incorporated by reference herein.

RIGHTS PLAN OF THE ISSUER

          In connection with the Merger, the Issuer amended and restated its existing rights agreement, dated July 10, 1998 as amended ("Rights Plan"), with American Stock Transfer & Trust Company, in order to make the Rights Plan inapplicable to the Merger and the transactions contemplated thereby, including the Stockholders' Agreement. The Rights Plan was amended in connection with the Merger to exempt each of Liberty and its controlled related parties and News Corp. and its controlled related parties from the definition of Acquiring Person (as such term is defined in the Rights Plan). If, however, Liberty or News Corp. or their respective controlled related parties acquires beneficial ownership of any additional shares of Common Stock, then such person would be an Acquiring Person unless the beneficial ownership resulted from any of the following:

          (1) the right to acquire or acquisition of additional shares by Liberty, News Corp. or any of their respective controlled related parties from each other or from Henry C. Yuen;

          (2) the acquisition by Liberty, News Corp. or any of their respective controlled related parties of additional shares which do not exceed, in the aggregate, the number of shares of Common Stock transferred by Mr. Yuen before or after the completion of the Merger to persons other than Liberty, News Corp. or any of their respective controlled related parties in certain transactions permitted by the Stockholders' Agreement;

          (3) the grant or exercise of employee or director options; and

          (4) any agreement, arrangement or understanding among Liberty, News Corp. or any of their respective controlled related parties with respect to voting, holding, acquiring or disposing of beneficial ownership of Common Stock.

          The definition of Acquiring Person was also modified in certain respects to make it less likely that someone would inadvertently become an Acquiring Person.

          The amendments to the Rights Plan also modify the definition of beneficial ownership so that Mr. Yuen, Liberty and its controlled related parties, and News Corp. and its controlled related parties will not be deemed to beneficially own any of the shares of Common Stock owned by each other as a result of any of the transactions expressly contemplated by the Merger, including the Stockholders' Agreement.

          The foregoing discussion of the Rights Plan is qualified in its entirety by reference to the complete text of the Rights Plan, which is incorporated by reference herein.

                              Page 15 of 22 Pages

Item 7.        Materials to be Filed as Exhibits.

Exhibit 7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T Corp. (File No. 333-70279), filed on January 8, 1999 (the "AT&T Registration Statement"))

Exhibit 7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement)

Exhibit 7(c) Bylaws (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878).

Exhibit 7(d)   Stockholders' Agreement (incorporated by reference to Exhibit
               99.9 to the Current Report on Form 8-K of the Issuer dated February 7, 2000 (Commission file number 0-26878).

Exhibit 7(e) Rights Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878).

                              Page 16 of 22 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2000

                                    LIBERTY MEDIA CORPORATION


                                    By: /s/ Charles Y. Tanabe
                                       ---------------------------------------
                                    Name:   Charles Y. Tanabe
                                    Title:  Senior Vice President and General
                                            Counsel








                              Page 17 of 22 Pages

                                   SCHEDULE 1


                        DIRECTORS AND EXECUTIVE OFFICERS

                                       OF

                           LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                                                                 Title
----------------------------  -----------------------------------------------------------------------------------
John Malone                   Chairman of the Board and Director of Liberty; Director of AT&T Corp.
Robert R. Bennett             President, Chief Executive Officer and Director of Liberty
Gary S. Howard                Executive Vice President, Chief Operating Officer and Director of Liberty
Paul A. Gould                 Director of Liberty; Managing Director of Allen & Company Incorporated
Harold R. Handler             Director of Liberty, Of Counsel with Simpson Thacher & Bartlett
Jerome H. Kern                Director of Liberty; Chairman of the Board and Chief Executive Officer of On
                              Command Corporation
Frank J. Macchiarola          Director of Liberty, President of Saint Francis College
Michael T. Ricks              Director of Liberty; Finance Executive, Retired of MediaOne Group, Inc.
Larry E. Romrell              Director of Liberty; Consultant to AT&T Broadband LLC (f/k/a Tele-Communications,
                              Inc.)
David B. Koff                 Senior Vice President and Assistant Secretary of Liberty
Charles Y. Tanabe             Senior Vice President, General Counsel and Assistant Secretary of Liberty
Carl E. Vogel                 Senior Vice President of Liberty
Peter Zolintakis              Senior Vice President of Liberty
Vivian J. Carr                Vice President and Secretary of Liberty
David J.A. Flowers            Vice President and Treasurer of Liberty
Kathryn Scherff               Vice President and Controller of Liberty

                              Page 18 of 22 Pages

                                   SCHEDULE 2


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.

Name                                                                     Title
-----------------------------------  -----------------------------------------------------------------------------
C. Michael Armstrong                 Chairman of the Board, Chief Executive Officer and Director
Kenneth T. Derr                      Director; Chairman of the Board, Retired, of Chevron Corporation
M. Kathryn Eickhoff                  Director; President of Eickhoff Economics Incorporated
Walter Y. Elisha                     Director; Chairman of the Board and Chief Executive Officer, Retired, of
                                     Springs Industries, Inc.
George M. C. Fisher                  Director; Chairman of the Board of Eastman Kodak Company
Donald V. Fites                      Director; Chairman of the Board, Retired, of Caterpillar, Inc.
Amos B. Hostetter, Jr.               Director; Chairman of the Board of Pilot House Associates
Ralph S. Larsen                      Director; Chairman of the Board and Chief Executive Officer of Johnson &
                                     Johnson
John C. Malone                       Director; Chairman of the Board of Liberty Media Corporation
Donald F. McHenry                    Director; President of The IRC Group LLC
Louis A. Simpson                     Director; President and Chief Executive Officer of Capital Operations
                                     of GEICO Corp.
Michael I. Sovern                    Director; President Emeritus and Chancellor Kent Professor of Law at
                                     Columbia University
Sanford I. Weill                     Director; Chairman of the Board and CEO of Citigroup Inc.
John D. Zeglis                       Director; Chairman and Chief Executive Officer of AT&T Wireless Group
James W. Cicconi                     General Counsel and Executive Vice President-Law & Government Affairs

                              Page 19 of 22 Pages


Name                                 Title
----                                 -----

Nicholas S. Cyprus                   Vice President and Controller
Mirian M. Graddick                   Executive Vice President, Human Resources
Frank Ianna                          Executive Vice President and President, AT&T Network Services
Richard J. Martin                    Executive Vice President, Public Relations and Employee Communication
David C. Nagel                       President of, AT&T Labs; Chief Technology Officer
Charles H. Noski                     Senior Executive Vice President and Chief Financial Officer
John C. Petrillo                     Executive Vice President, Corporate Strategy and Business Development
Richard R. Roscitt                   Executive Vice President and President of AT&T Business Services
Daniel E. Somers                     President and CEO of AT&T Broadband

                              Page 20 of 22 Pages

                                   SCHEDULE 3

            The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 3.

Name                   Shares and Options to Purchase Shares Beneficially Owned
----                   --------------------------------------------------------

Robert R. Bennett      Options to purchase 39,438 shares of Common Stock

Gary S. Howard         Options to purchase 262,920 shares of Common Stock

Larry E. Romrell       Options to purchase 39,438 shares of Common Stock

J. David Wargo         Options to purchase 39,438 shares of Common Stock

Charles Y. Tanabe      131 shares of Common Stock

Amos Hostetter         35,700 shares of Common Stock

Charles H. Noski       880 shares of Common Stock


                              Page 21 of 22 Pages

                                 EXHIBIT INDEX



Exhibit No.      Description
-----------      -----------

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T Corp. (File No. 333-70279), filed on January 8, 1999 (the "AT&T Registration Statement"))

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement)

7(c) Bylaws (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878).

7(d)             Stockholders' Agreement (incorporated by reference to Exhibit
                 99.9 to the Current Report on Form 8-K of the Issuer dated February 7, 2000 (Commission file number 0-26878).

7(e) Rights Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878).

                              Page 22 of 22 Pages